SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  25 February 2015

Material facts disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the Material facts disclosed by Oi, S.A. related to the notices to Bondholders, according to the company’s announcements attached hereto.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO DEBENTURE HOLDERS

2nd Series of the 5th Issuance of Debentures

Oi S.A. (the “Company”), following the Material Fact disclosed on February 12, 2015, announces to the Debenture Holders of the 2nd Series of the 5th Issuance of the Company’s Simple, Non-Convertible, Unsecured Debentures, for Public Distribution of Debentures (Cetip Code: TNLE25) that, on this date, it shall proceed with waiver fee payments in the total aggregate amount of R$ 3,520,879.61, or R$ 143.107735 per debenture of the 2nd Series (Cetip Code: TNLE25), as approved in the General Meeting of Debenture Holders held on February 12, 2015.

Rio de Janeiro, February 25, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive and Financial Officer and Investor Relations Officer

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO DEBENTURE HOLDERS

1st and 2nd Series of the 9th Issuance of Debentures

Oi S.A. (the “Company”), following the Material Fact disclosed on February 12, 2015,  announces to the Debenture Holders of the 1st and the 2nd Series of the 9th Issuance of the Company’s Simple, Non-Convertible, Unsecured Debentures, for Public Distribution of Debentures (Oi BR-D91 and Oi BR-D92) that, on this date, it shall proceed with waiver fee payments in the total aggregate amount of R$ 4,215,149.80 or R$ 105.378745 per debenture of the 1st Series (Oi BR-D91), and in the total aggregate amount of R$ 20,319,657.90, or R$ 126.997862 per debenture of the 2nd Series (Oi BR-D92), as approved in the General Meeting of Debenture Holders held on February 12, 2015.

Rio de Janeiro, February 25, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive and Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.